Exhibit 99.6

Chemomab Therapeutics Announces $10 Million Private Placement

TEL AVIV, Israel — July 25, 2024 — Chemomab Therapeutics Ltd. (Nasdaq: CMMB) (“Chemomab” or the “Company”), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced that it has entered into a securities purchase agreement for a private investment in public equity ("PIPE") that is expected to result in gross proceeds of approximately $10 million to the Company, before deducting capital market advisor fees and offering expenses .

The PIPE included participation from both new investors, including  HBM Healthcare Investments and Sphera Biotech Master Fund LP, and existing investors. Chemomab expects that the net proceeds from the PIPE will extend its cash runway to fund its operations through the beginning of 2026, an extension of approximately one year from current projections, which should fund the Company for approximately one year after the completion of two major milestones expected in early 2025.

Pursuant to the terms of the securities purchase agreement, the Company is selling to certain investors (i) 4,188,867 American Depositary Shares (“ADSs”), each representing twenty (20) ordinary shares of the Company, no par value per share, at a purchase price of $1.235 per share which reflects the average share price on the Nasdaq for the last 4 trading days and (ii), in lieu of ADSs, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 3,908,300 ADSs at a price per Pre-Funded Warrant of $1.235. The Pre-Funded Warrants have an exercise price of $0.0001 per ADS, are immediately exercisable and remain exercisable until exercised in full. The PIPE is expected to close on or about July 26, 2024, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the PIPE, together with the Company's existing cash and cash equivalents, to fund its development programs for CM-101, and for general corporate purposes and working capital.

Oppenheimer & Co. Inc. is acting as Capital Markets Advisor to the Company for the PIPE. Other Advisors included Maxim Group and LifeSci Capital.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended, and may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Concurrently with the execution of the securities purchase agreement, the Company and the investors entered into a registration rights agreement pursuant to which the Company has agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") registering the resale of the ADSs, including ADSs issuable upon exercise of the Pre-Funded Warrants, purchased in the PIPE.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, in particular, the statements regarding the PIPE and expected gross proceeds, the expected use of the proceeds from the PIPE and our resulting cash runway. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that the full data set from the CM-101 study or data generated in further clinical trials of CM-101 will not be consistent with the topline results of the CM-101 Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for CM-101 in the U.S., Europe or other territories; failure to successfully commercialize CM-101, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for CM-101 if approved; uncertainties in the degree of market acceptance of CM-101 by physicians, patients, third-party payors and others in the healthcare community; inaccuracies in the Company's estimates of the size of the potential markets for CM-101 or in data the Company has used to identify physicians; expected rates of patient uptake, duration of expected treatment, or expected patient adherence or discontinuation rates; development of unexpected safety or efficacy concerns related to CM-101; failure to successfully conduct future clinical trials for CM-101, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of CM-101 for commercial or clinical needs, to conduct the Company's clinical trials, or to comply with the Company's agreements or laws and regulations that impact the Company's business or agreements with the Company; the strength and enforceability of the Company’s intellectual property rights or the rights of third parties; the cost and potential reputational damage resulting from litigation to which the Company may become a party, including product liability claims; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and inability to repay the Company's existing indebtedness and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2023. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody that neutralizes CCL24 activity. In clinical and preclinical studies, CM-101 has been shown to have a favorable safety profile and has been generally well-tolerated to date, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from four clinical trials of CM-101, including a Phase 2 trial in patients with primary sclerosing cholangitis, a Phase 2a liver fibrosis trial in patients with metabolic-dysfunction-associated-steatohepatitis, a Phase 1b study in patients with metabolic dysfunction–associated fatty liver disease and an investigator-initiated study in patients with severe lung injury. Chemomab’s CM-101 program for the treatment of systemic sclerosis is Phase 2-ready with an open U.S. IND.

Contact:

Media & Investors:
Chemomab Therapeutics
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com